Exhibit 99.1

Former GM Radar Lead, Gonen Barkan, Joins Arbe as Chief Radar Officer

Barkan will Drive Technological Strategy to Lead Arbe Solution Innovation

Tel Aviv, Israel, March 21, 2022 — Arbe Robotics Ltd. (Nasdaq: ARBE) (“Arbe”), a global leader in next-generation 4D Imaging Radar Solutions, announced today that former General Motors Radar Development Lead, Gonen Barkan, joins Arbe as Chief Radar Officer. Barkan will head technological strategy, lead product specifications and R&D execution to drive Arbe’s innovative solution and the radar industry toward market success.

“We are excited that industry leader, Gonen Barkan, is joining our team, bringing with him a wealth of expertise and invaluable experience,” Arbe Chief Executive Officer Kobi Marenko says. “His contributions to radar innovation at Arbe will undoubtedly make an enormous impact on the automotive industry. By joining Arbe as Chief Radar Officer, Barkan demonstrates his confidence in Arbe’s technology, which is revolutionizing radar as a sensor, and its impact on the path of the entire industry.”

“I have been following Arbe from the early stages of the company and have admired their tremendous technological achievements,” says Barkan. “Arbe is a proven market leader and I am excited to join the team on the journey of bringing true safety and autonomy to the automotive industry.”

At General Motors, Barkan led a global team, responsible for radar development and technology across GM, for over 8 years. In his role, Barkan was responsible for all aspects of radar technology development, radar product development and radar integration into GM vehicles – focusing on future retail-autonomy programs (future SuperCruise, UltraCruise and beyond). Collaborating with the entire radar ecosystem – Tier 1s, Tier 2s, and start-ups, engaging with more than 80% of the automotive radar landscape.

Earlier at GM, Barkan led GM's in-house development of multiple generations of imaging radars for Cruise LLC in SF, targeting L4 autonomous driving (TaaS). Prior to GM, Barkan led Architecture, HW, SW and ASIC development at start-up companies in the fields of Communication, PLC, IoT, 3G/4G and Radar.

Barkan graduated summa cum laude from Ben Gurion University with a BSc in Electrical Engineering and Computer Science, Communication & Signal Processing.

About Arbe

Arbe (Nasdaq: ARBE), a global leader in next-generation 4D Imaging Radar Chipset Solutions, is spearheading a radar revolution, enabling truly safe driver-assist systems today while paving the way to full autonomous-driving. Arbe’s imaging radar is 100 times more detailed than any other radar on the market and is a mandatory sensor for L2+ and higher autonomy. The company is empowering automakers, tier-1 suppliers, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with advanced sensing and paradigm-changing perception. Arbe is a leader in the fast-growing automotive radar market that has an estimated projected total addressable market of $11 billion in 2025. Arbe is based in Tel Aviv, Israel, and has an office in the United States.

Cautionary Note Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “project,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.  Statements that are not historical facts are forward-looking statements. You[  should carefully consider the risk factors and uncertainties described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Cautionary Note Regarding Forward-Looking Statements” and the additional risk described in Arbe’s prospectus dated November 2, 2021, which was filed by Arbe with the Securities and Exchange Commission on November 4, 2021, as well as the other documents filed by Arbe with the SEC. Accordingly, you  are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Arbe does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Media Contact:

DeeDee Rudenstein, Propel Strategic Communications 267-521-9654, drudenstein@propelsc.com

Shlomit Hacohen, Arbe Robotics Ltd., +972-54-5422432, shlomit.h@arberobotics.com

Miri Segal-Scharia, Investor relations, 917-607-8654, msegal@ms-ir.com